EXHIBIT A

Financial Statements

GREENFLAME RESOURCES AMERICAS, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2023

Greenflame Resources Americas, Inc.

TABLE OF CONTENTS

	Page No.
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1- 2
BALANCE SHEET	3
STATEMENT OF EARNINGS AND CHANGES IN RETAINED EARNINGS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6



<u>INDEPENDENT ACCOUNTANT'S REVIEW REPORT</u>

To the management of:
Greenflame Resources Americas, Inc.
3389 Sheridan Street, Suite 263
Hollywood, FL 33021

I have reviewed the accompanying financial statements of Greenflame Resources Americas, Inc. (Incorporated under the laws of Delaware), which comprise the balance sheet as of October 31, 2023, and the related statements of earnings and changes in retained earnings and cash flows for the period extending from August 23rd, 2023 to October 31st, 2023. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Greenflame Resources Americas, Inc., and to meet my other responsibilities in accordance with relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Daniel Bengio, CPA, PA

Hollywood, FL
November 20, 2023

Greenflame Resources Americas, Inc.
(Incorporated under the laws of Delaware)

Balance Sheet
(Expressed in USD Dollars)

As of October 31, 2023,

		2023
Assets		
Current		
Cash	$	0
Loan advance (Note 2)	$	467
Total Assets	**$**	**467**
Liabilities		
Accounts payable and accrued liabilities	$	0
Shareholders' Equity		
Capital	$	467
Reserves		0
Total Shareholders' Equity	**$**	**467**
	$	**467**

There is no activity due to the entity being new

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

Greenflame Resources Americas, Inc.
(Incorporated under the laws of Delaware)

Statement of earnings and changes in retained earnings
(Expressed in USD Dollars)

For the period of August 23rd, 2023 to October 31, 2023	**2023**
Income	
$	
Sales	
0	
Total Income	
0	
Expenses	
$	
Office, general and administrative expenses	0
Total Expenses	**0**
Net Income or (Loss) for the period	**$ (-)**

Weighted average number of common shares outstanding:	46,667,000	
Basic and fully diluted (note 1)	46,667,000	

There is no activity due to the entity being new

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


Greenflame Resources Americas, Inc.

(Incorporated under the laws of Delaware)


Statements of Cash Flows
(Expressed in USD Dollars)

For the period of August 23rd, 2023 to October 31, 2023		2023

CASH (USED IN) PROVIDED BY

Operating Activities

Net loss for the year	$	( )
Change in non-cash working capital:		
Decrease in accounts payable and accrued liabilities		( )
Due from directors		( )
Interest on loan receivable		( )
Share-based compensation		

	$	( )

Financing Activities

Share capital issued	$	$467
Deferred financing costs		( )

	$	467

Investment Activities

Loan advance	$	( )

Decrease in cash for the period	$	**( )**
Cash, beginning of period		**467**

Cash, end of period	$	$ 467


There is no activity due to the entity being new


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

Greenflame Resources Americas, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD BETWEEN AUGUST 23RD, 2023 AND OCTOBER 31, 2023

NOTE 1 – NATURE OF BUSINESS

Nature of Operation – Greenflame Resources Americas, Inc. is in the business of oil and gas exploration and development in Trinidad and Tobago. The Company was created on August 23rd, 2023, in the state of Delaware and is headquartered in Hollywood, Florida.

NOTE 2 – OUTSTANDING SHARES

Shares Issued – The Corporation is authorized to issue one hundred million shares of common stock with a par value of $0.00001. It currently has forty-six million six hundred and sixty-seven thousand shares issued and outstanding. The Corporation issued a short-term loan to the Shareholders of $466.67 for them to be able to acquire their shares of common stock.